UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    91336M105
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                                                  with a copy to:
CityNet Telecommunications, Inc.                  McDermott, Will & Emery
8405 Colesville Road                              50 Rockefeller Plaza
Silver Spring, MD 20910                           New York, NY 10020
Attn: Ed Frantz, Esq.                             Attn: Mark Selinger, Esq.
Tel. No.: (301) 608-4013                          Tel. (212) 547-5400

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         CITYNET TELECOMMUNICATIONS, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 51-0391591
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
NUMBER OF SHARES                 131,343,368
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8    SHARED VOTING POWER
REPORTING PERSON                 -0-
WITH                       -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 -0-
                           ---------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                 131,343,368

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,343,368

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.4% OF COMMON STOCK*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Based on UAXS having 228,795,445 shares of Common Stock outstanding on July 23, 2003.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         TELECOM PARTNERS III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 84-1523452
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
NUMBER OF SHARES                 -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8    SHARED VOTING POWER
REPORTING PERSON                 -0-
WITH                       -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 131,343,368

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,343,368

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.4% OF COMMON STOCK*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

          * Based on UAXS having 228,795,445 shares of Common Stock outstanding on July 23, 2003.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         TELECOM MANAGEMENT III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 84-1519395
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
NUMBER OF SHARES                 -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8    SHARED VOTING POWER
REPORTING PERSON                 -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                                 -0-
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                 131,343,368

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,343,368

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.4% OF COMMON STOCK*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

          * Based on UAXS having 228,795,445 shares of Common Stock outstanding on July 23, 2003.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         STEPHEN W. SCHOVEE

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
NUMBER OF SHARES                 -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8    SHARED VOTING POWER
REPORTING PERSON                 -0-
WITH                       -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 131,343,368

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,343,368

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.4% OF COMMON STOCK*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

          * Based on UAXS having 228,795,445 shares of Common Stock outstanding on July 23, 2003.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         WILLIAM J. ELSNER

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
NUMBER OF SHARES                 50,000
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8    SHARED VOTING POWER
REPORTING PERSON                 -0-
WITH                       -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 50,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 131,343,368

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,393,368

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.4% OF COMMON STOCK*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

          * Based on UAXS having 228,795,445 shares of Common Stock outstanding on July 23, 2003.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of Universal Access Global Holdings Inc., a Delaware corporation ("UAXS" or the "Issuer"), having its principal executive offices at 233 South Wacker Drive, Suite 600, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND

               (a) - (b) and (f)

               This statement is being filed jointly by CityNet Telecommunications, Inc., a Delaware corporation ("CityNet"), Telecom Partners III, L.P., a Delaware partnership ("Telecom Partners"), Telecom Management III, L.L.C., a Delaware limited liability company ("Telecom Management"), Stephen W. Schovee ("Schovee") and William J. Elsner ("Elsner," and collectively with CityNet, Telecom Partners, Telecom Management and Schovee, the "Reporting Persons").

               CityNet is a broadband construction company that deploys fiber optic networks through city sewer systems. CityNet's business address is 8405 Colesville Road, Silver Spring, MD 20910.

               Each of Telecom Partners and Telecom Management is principally engaged in investing and managing funds in various opportunities. The business address of each entity is 4600 South Syracuse, Suite 1000, Denver, CO 80237. Telecom Management is the general partner of Telecom Partners.

               Each of Schovee and Elsner is a managing member of Telecom Management. The business address of each of Schovee and Elsner is c/o Telecom Management, 4600 South Syracuse, Suite 1000, Denver, CO 80237.

               Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each executive officer and director of CityNet, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the aforementioned entities, as the case may be, for which such information is set forth.

               (d) - (e)

               During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer director, general partner or managing member of such entities has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         CityNet purchased 131,343,368 shares of Common Stock with $16 million in cash from its own accounts, the contribution of $700,000 in assets, and the assumption by UAXS of $2 million of debt owed by CityNet.

ITEM 4.  PURPOSE OF TRANSACTION

         On July 23, 2003, pursuant to the Stock Purchase Agreement by and between CityNet and UAXS (the "Purchase Agreement"), CityNet acquired 55% of the Common Stock on a fully-diluted basis (with any options and warrants having an exercise price in excess of $1.00 being excluded from the calculation of "fully-diluted," subject to CityNet's right to receive compensating shares in the event that any of these options or warrants are subsequently exercised), which equals 57.4% of the actual outstanding shares of Common Stock. The description of the Purchase Agreement throughout this Schedule 13D is qualified by reference to such Purchase Agreement, a form of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Leading up to the purchase, Lance. B. Boxer, Mark F. Spagnolo and Roland A. Van der Meer resigned from UAXS' s board of directors. Randall R. Lay, UAXS's Chief Executive Officer was appointed to UAXS's board of directors immediately prior to the purchase. Concurrently with the purchase, Anthony L. Coelho, Anthony S. Daffer, William J. Elsner and Fred A. Vierra were appointed to UAXS's board of directors by a board resolution, each of which were nominated to serve by CityNet. Ronald Kaufman will be appointed to fill the remaining vacancy on UAXS's board of directors ten days after the filing with the Securities and Exchange Commission and mailing to registered holders of the Common Stock of a 14f-1 information statement as required by Rule 14f-1, promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) CityNet directly beneficially owns 131,343,368 shares of Common Stock, representing 55% of the Common Stock on a fully-diluted basis (with any options and warrants having an exercise price in excess of $1.00 being excluded from the calculation of "fully-diluted," subject to CityNet's right to receive compensating shares in the event that any of these options or warrants are subsequently exercised), which equals 57.4% of the actual outstanding shares of Common Stock. The calculations included herein are based on UAXS having 228,795,445 shares of Common Stock outstanding on July 23, 2003. CityNet has the sole voting and dispositive power with regard to such shares.

         By virtue of being appointed as a director of UAXS, Anthony L. Coelho, Anthony S. Daffer, Elsner and Fred A. Vierra were each granted on July 23, 2003 options to acquire 50,000 shares of Common Stock, representing less than 0.1% of the Common Stock outstanding on July 23, 2003 beneficially owned by each such individual.

         Telecom Partners does not directly own any shares of Common Stock. Telecom Partners owns approximately 49.9% of CityNet's Series A Convertible Preferred Stock, par value $0.001 per share. Consent of a majority of the shares of the CityNet Series A Convertible Preferred Stock is required for certain corporate actions by CityNet pursuant to the Second Amended and Restated Investor Rights Agreement (the "Rights Agreement"), dated December 30, 2002 by and among CityNet and its preferred investors. In addition, Telecom Partners has the ability to appoint 2 out of 9 directors on CityNet's board of directors. These attributes may cause Telecom

Partners be deemed the indirect beneficial owner of 131,343,368 shares of Common Stock or 57.4% of the actual outstanding Common Stock.

         Telecom Management does not directly own any shares of Common Stock. Telecom Management is the general partner of Telecom Partners, and as such may be deemed to be the indirect beneficial owner of 131,343,368 shares of Common Stock, or 57.4% of the actual outstanding Common Stock.

         Schovee does not directly own any shares of Common Stock. Schovee is a managing member of Telecom Management, and as such may be deemed to be the indirect beneficial owner of 131,343,368 shares of Common Stock, or 57.4% of the actual outstanding Common Stock.

         Elsner, as disclosed above in this Item, as a director of UAXS, was granted options to purchase 50,000 shares of Common Stock. Additionally, Elsner is a managing member of Telecom Management, and as such may additionally be deemed to be the indirect beneficial owner of 131,343,368 shares of Common Stock, or 57.4% of the actual outstanding Common Stock, for a total of 131,393,368 shares of Common Stock, or 57.4% of the actual outstanding Common Stock.

         To the best knowledge of the Reporting Persons, except as described herein with respect to Anthony L. Coelho, Anthony S. Daffer, Elsner and Fred A. Vierra, none of the persons listed on Schedule I to this Schedule 13D beneficially owns or has the right to acquire any Common Stock.

         The filing of this Schedule 13D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Act, the beneficial owner of shares of Common Stock owned by other parties. Each of Telecom Partners, Telecom Management, Elsner and Schovee expressly disclaim beneficial ownership of the 131,343,368 shares of Common Stock owned directly by CityNet.

         Each of the Reporting Persons disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Act.

(b) By virtue of its ownership of the Common Stock, CityNet has the sole power to vote, and may be deemed to share with the other Reporting Persons the power to dispose of, 131,343,368 shares of Common Stock.

         By virtue of its ownership of Series A Convertible Preferred Stock in CityNet and the related consent rights under the Rights Agreement, and its ability to appoint two directors to CityNet's board of directors, Telecom Partners may be deemed to share with the other Reporting Persons the power to dispose of 131,343,368 shares of Common Stock.

         By virtue of it being the general partner of Telecom Partners, Telecom Management may be deemed to share with the other Reporting Persons the power to dispose of 131,343,368 shares of Common Stock.

         By virtue of him being a managing member of Telecom Management, Schovee may be deemed to share with the other Reporting Persons the power to dispose of 131,343,368 shares of Common Stock.

         By virtue of him being a managing member of Telecom Management, Elsner may be deemed to share with the other Reporting Persons the power to dispose of 131,343,368 shares of Common Stock. Further, Elsner has the sole power to vote and dispose of options granted to him to purchase 50,000 shares of Common Stock.

         Telecom Management, as general partner of Telecom Partners, directly owns 1% of Telecom Partners and has an additional carried interest in Telecom Partners. Each of Elsner and Schovee own direct interests in Telecom Management, but together do not own 100% of Telecom Management.

(c) Except as described herein and as previously described in this Item and in
Item 3 and Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons, nor to the best knowledge of the Reporting Persons, by the persons listed on Schedule I to this Schedule 13D, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         CityNet entered into a Voting Agreement, dated as of April 7, 2003 with UAXS and certain of UAXS's stockholders pursuant to which the purchase was approved. A form of the Voting Agreement is attached as Exhibit 3 hereto. Further, CityNet entered into a Stockholders' Agreement, dated as of July 23, 2003 with UAXS and certain of UAXS's stockholders pursuant to which certain individuals nominated by CityNet were appointed to the UAXS board of directors. A form of the Stockholders' Agreement is attached as Exhibit 4 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among CityNet, Telecom Partners, Telcom Management, Schovee and Elsner, dated as of August 4, 2003.

Exhibit 2 Stock Purchase Agreement by and between CityNet and UAXS, dated as of April 7, 2003.

Exhibit 3 Voting Agreement by and among CityNet, UAXS and certain UAXS stockholders, dated as of April 7, 2003.

Exhibit 4 Stockholders' Agreement by and among CityNet, UAXS and certain UAXS stockholders, dated as of July 23, 2003.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2003

                                         CITYNET TELECOMMUNICATIONS, INC.


                                         By: /s/Emilio Pardo
                                           -------------------------------------
                                         Name: Emilio Pardo
                                         Title:  Chief Executive Officer


                                         TELECOM PARTNERS III, L.P.


                                         By:  /s/ Telecom Management III, L.L.C.
                                           -------------------------------------
                                         Title:  General Partner

                                                By:  /s/ Stephen W. Schovee
                                                     ---------------------------
                                                Name:  Stephen W. Schovee
                                                Title:  Managing member


                                         TELECOM MANAGEMENT III, L.L.C.


                                         By:  /s/ Stephen W. Schovee
                                           -------------------------------------
                                         Name:  Stephen W. Schovee
                                         Title:  Managing Member


                                         STEPHEN W. SCHOVEE


                                         By:  /s/ Stephen W. Schovee
                                           -------------------------------------



                                         WILLIAM J. ELSNER


                                         By:  /s/ William J. Elsner
                                           -------------------------------------


SCHEDULE I

             Additional Information Concerning the Reporting Persons


         Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of CityNet. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CityNet. Each person listed below is a citizen of the United States.


------------------------------- ---------------------------- ----------------------------- ---------------------------
Name                            Position                     Principal Occupation          Business Address
------------------------------- ---------------------------- ----------------------------- ---------------------------
Anthony Coelho                  Director                     Retired                       c/o CityNet
                                                                                           8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Anthony Daffer                  Director                     General Partner of            c/o CityNet
                                                             Crescendo Ventures            8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
William Elsner                  Chairman of the Board        Managing Member of Telecom    c/o CityNet
                                                             Management II, L.L.C.,        8045 Colesville Rd
                                                             Telecom Management II-A,      Silver Spring, MD 20910
                                                             L.L.C. and Telecom
                                                             Management III, L.L.C.
------------------------------- ---------------------------- ----------------------------- ---------------------------
Ronald Kaufman                  Director                     Senior Managing Partner of    c/o CityNet
                                                             The Dutko Group               8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Fred Vierra                     Director                     Retired                       c/o CityNet
                                                                                           8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Emilio Pardo                    Chief Executive Officer      Chief Executive Officer       c/o CityNet
                                and Director                                               8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Charles Garner                  President                    President                     c/o CityNet
                                                                                           8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Brian Regli                     Senior Vice President and    Senior Vice President and     c/o CityNet
                                Chief Operating Officer      Chief Operating Officer       8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Edward Frantz                   Senior Vice President and    Senior Vice President and     c/o CityNet
                                General Counsel              General Counsel               8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Monique Marcus                  Senior Vice President and    Senior Vice President and     c/o CityNet
                                Controller                   Controller                    8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
JC Morales                      Senior Vice President and    Senior Vice President and     c/o CityNet
                                Treasurer                    Treasurer                     8045 Colesville Rd
                                                                                           Silver Spring, MD 20910

------------------------------- ---------------------------- ----------------------------- ---------------------------

                                       12

------------------------------- ---------------------------- ----------------------------- ---------------------------
Robert Egan                     Senior Vice President,       Senior Vice President,        c/o CityNet
                                Engineering and Operations   Engineering and Operations    8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------
Mark R. Perkell                 Senior Vice President,       Senior Vice President,        c/o CityNet
                                Legal and Regulatory         Legal and Regulatory          8045 Colesville Rd
                                                                                           Silver Spring, MD 20910
------------------------------- ---------------------------- ----------------------------- ---------------------------



                                       13